UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

Christopher Pucillo

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13D	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS Solus Alternative Asset Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 2,546,689
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 2,546,689
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,689
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
(14)	TYPE OF REPORTING PERSON IA

CUSIP No. 984249607	13D	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS Solus GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 2,546,689
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 2,546,689
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,689
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 984249607	13D	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS Christopher Pucillo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 2,546,689
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 2,546,689
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,689
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 984249607	13D	Page 5 of 8 Pages

This Amendment No. 6 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013 by Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), Solus GP LLC, a Delaware limited liability company, which serves as the general partner to Solus (“Solus GP”), and Christopher Pucillo, a United States citizen, who serves as managing member of Solus GP (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on December 11, 2013, by Amendment No. 2, filed by the Reporting Persons with the SEC on December 13, 2013, by Amendment No. 3, filed by the Reporting Persons with the SEC on December 24, 2013, by Amendment No. 4, filed by the Reporting Persons with the SEC on January 23, 2014, and by Amendment No. 5, filed by the Reporting Persons with the SEC on January 28, 2014 (as so amended, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Paragraph 1 of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased 1,666,667 shares of Common Stock pursuant to the Stock Purchase Agreement (as defined in Item 4) for an aggregate consideration of approximately $25,000,000. The Reporting Persons acquired 880,022 shares of Common Stock in exchange for $12,819,310 principal amount of the Issuer’s 10% Series B Convertible Senior Secured Notes (the “Series B Notes”) pursuant to the Exchange Agreement (as defined in Item 4). The Issuer repurchased $29,589,922 principal amount of the Issuer’s 10% Series A Convertible Senior Secured Notes (the “Series A Notes”) from the Reporting Persons for an aggregate consideration of approximately $30,584,472.16. As a result, the Reporting Persons may be deemed to beneficially own a total of 2,546,689 shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 31, 2014 (the “Closing Date”), the transactions contemplated by the Stock Purchase Agreement were consummated and the Reporting Persons acquired 1,666,667 shares of Common Stock for an aggregate consideration of approximately $25,000,000.

CUSIP No. 984249607	13D	Page 6 of 8 Pages

On the Closing Date, the transactions contemplated by the Exchange Agreement were consummated and the Reporting Persons acquired 880,022 shares of Common Stock in exchange for $12,819,310 principal amount of the Series B Notes.

Item 5. Interest in Securities of the Issuer

Paragraph 4 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each Reporting Person may be deemed to beneficially own 2,546,689 shares of the Common Stock (representing approximately 8.92% of the Issuer’s outstanding shares of Common Stock). The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the shares of Common Stock held by them.

Paragraph 6 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 28,553,995 shares of Common Stock outstanding as of January 31, 2014, as reported by the Issuer in their 10-Q filed with the SEC on November 12, 2013 and after giving effect to the shares of Common Stock reported as outstanding by the Issuer in their 8-K filed with the SEC on January 31, 2014.

Paragraph 7 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) There have been no transactions by the Reporting Persons with respect to the shares of Common Stock during the sixty days prior to the date of filing of this Schedule 13D except: (i) as set forth in Items 3 and 4 of this Schedule 13D; (ii) as set forth in the second amended and restated Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on December 13, 2013; (iii) for the following dispositions of Common Stock by the Reporting Persons in the open market: (A) 68,000 shares of Common Stock on January 10, 2014 at a price of $12.62 per share, (B) 40,000 shares of Common Stock on January 21, 2014 at a price of $17.92 per share, and (C) 81,608 shares of Common Stock on January 22, 2014 at a price of $17.74 per share; (iv) for the purchase of $1,000,000 principal amount of Series A Notes on January 27, 2014 for aggregate consideration of $1,010,000; and (v) (A) for the purchase of 1,666,667 shares of Common Stock on January 31, 2014 pursuant to the Stock Purchase Agreement for an aggregate consideration of approximately $25,000,000, (B) for the acquisition of 880,022 shares of Common Stock on January 31, 2014 in exchange for $12,819,310 principal amount of the Series B Notes held by the Reporting Persons pursuant to the Exchange Agreement, and (C) for the Issuer’s repurchase of $29,589,922 principal amount of the Series A Notes from the Reporting Persons on January 31, 2014 for an aggregate consideration of approximately $30,584,472.16.

CUSIP No. 984249607	13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Schedule 13D is incorporated by reference herein.

CUSIP No. 984249607	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP